FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

(Vice-President Appointment, Filing of Oil & Gas Disclosure and Office Move Also Announced)

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Friday, March 30, 2007 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced financial results for the fourth quarter and year ended December 31, 2006.

2006 Compared to 2005 Highlights

•

Revenue rose 161% to over $25.2 million from $9.6 million;

•

Funds from operations increased 12% to approximately $5.8 million;

•

Net loss of  $77.5 million primarily due to non-cash write-downs of Oil & Gas Assets in Q3’06;

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Non-cash write down of $49.5 million in Canadian assets and $16.4 million in impaired US assets; and,

•

Management reducing overhead expenses and implementing asset rationalization and reinvestment program to enhance future cash flows.

Summarized Financial and Operational Data
(in 000's except for volumes and per share amounts)
All financial results are in accordance with US GAAP
	Q4 ended Dec. 31	Q4 ended Dec. 31		Year ended Dec. 31	Year ended Dec. 31
	2006	2005	Change	2006	2005	Change
Production Information
Crude oil and natural gas liquids (bbls/d)	368	324	+14%	638	458	+39%
Natural gas (mcf/d)	5,457	1,636	+234%	6,015	1,040	+478%
Oil equivalent (BOE/d)	1,278	596	+114%	1,640	631	+160%
Exit production rate (BOE/d)	965	1,562	-38%	965	1,562	-38%

Financial Information
Production revenue	$4,881	$2,631	+86%	$25,253	$ 9,659	+161%
Funds from operations	($1,731)	$1,220	n.a.	$5,827	$5,224	+12%
Fund from operations per share - basic (1)(2)	($0.12)	$0.08	n.a.	$0.39	$0.36	+8%
Fund from operations per share - diluted (1)(2)	($0.12)	$0.08	n.a.	$0.39	$0.34	+15%
Net income (loss)	($16,450)	($302)	n.a.	($77,559)	$1,143	n.a.
Net income (loss) per share - basic(1)	($0.11)	($0.02)	n.a.	($5.21)	$0.08	n.a.
Net income (loss) per share - diluted(1)	($0.11)	($0.02)	n.a.	($5.21)	$0.07	n.a.

Operating Information
Crude oil and natural gas liquids - $/bbl	$46.60	$39.81	+17%	$50.60	$40.11	+26%
Natural gas - $/mcf	$6.34	$9.61	-34%	$5.97	$7.78	-23%
Oil equivalent - $/BOE	$40.49	$47.97	-16%	$41.47	$41.92	-1%
Operating costs - $/BOE	$5.47	$10.29	-47%	$7.80	$6.14	+27%
Operating netbacks - $/BOE	$26.91	$28.05	-4%	$25.36	$28.61	-11%

(1) All per share information has been adjusted to reflect the 3-for-2 stock split effected on October 12, 2005.

(2) Funds from operations and funds from operations per share are non-GAAP measures and may not be comparable to the calculation measures from other entities.

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JED Oil News Release

March 30, 2007

The Company’s financial statements have been prepared on a going concern basis which presumes that JED Oil will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  Due to the Company’s reported net loss it will require additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

As at December 31, 2006, the Company has recorded significant non-cash write-downs which do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. The write-downs in Q3 2006 was caused by higher than anticipated production declines in natural gas producing wells which resulted in a revision to the estimated of proven reserves for those wells.

Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Notes Payable and the Convertible Preferred Shares Payable will not meet the amount required to repay these obligations as they become due. Therefore, the Company has recently offered many of the Company’s oil and gas assets for sale with a plan to re-invest the proceeds into new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff. A rationalization of the assets has yielded sales which have been used to pay down liabilities incurred to develop the assets. The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.

“We are aggressively pursuing drilling on our current locations, disposing of sub-optimal oil & gas assets and sourcing new opportunities that meet our debt obligations and future growth strategy,” stated James Rundell, President of JED.

The Company also exchanged non-core oil and gas assets with Enterra Energy Corp for $11.7 million in receivables owed by Enterra for 100% of Enterra’s working interest in North Ferrier and approximately 57.5% of Enterra’s interest in East Ferrier, which were valued on proven and probable reserve values discounted at 10%.  Subsequently, JED sold all of its interest in East Ferrier in November 2006 to a third party for proceeds of $23.5 million.  Sale proceeds were used to reduce outstanding payables and the Company’s operating loan payable.

Boe's, or barrels of oil equivalent, may be misleading if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Officer Appointment

JED also announced the appointment of Ray Schmidt as Vice-President Engineering.  Mr. Schmidt has been with JED since August 2005 and has previously served as the Company’s Manager of Operations.  “Mr. Schmidt has been fulfilling the duties of this position since the reorganization of our staff last November and his appointment recognizes this” noted Tom Jacobsen, Chief Executive Officer.

Oil and Gas Disclosure Filed

JED has filed reports required under Canadian National Instrument 51-101 about its reserves and other oil and gas information, which are included in the Company’s Annual Information Form for the year ended December 31, 2006.  These documents can be found on www.SEDAR.com.

Office Move

Effective today, JED is making the previously announced move of its corporate offices from downtown Calgary to Didsbury, a town 50 miles north of Calgary.  The new address is Box 1420, Didsbury, AB T0M 0W0 and the telephone is 403-335-2101.  The move is part of the Company’s reduction of G&A expenses.

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JED Oil News Release

March 30, 2007

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties in western Canada and the Rocky Mountain states in the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com